UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re Appointment


Press Release

28 July 2004

Susan Fuhrman Joins Pearson Board

Pearson plc, the international media and education company, today announces the appointment of Professor Susan Fuhrman, Dean of Penn Graduate School of Education at the University of Pennsylvania, as a non-executive director.

Professor Fuhrman has spent her entire career working in education, spanning school and university teaching, public policy and research.

After teaching history in public and private secondary schools in the US, Professor Fuhrman received a joint PhD from Columbia University in political science and education. She has taught at Teachers College, Columbia University and held a professorship at Rutgers, The State University of New Jersey, where she was affiliated with the Eagleton Institute of Politics. In 1995 she was appointed Dean of Penn GSE, one of the leading schools of education in the US.

Additionally, since 1985 as founder and director of the Consortium for Policy Research in Education, she has managed an extensive, ve-university programme to improve elementary and secondary education through practical research.

She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching, a member of the Council for Corporate and School Partnerships of the Coca-Cola Foundation, and former co-chair of the National Advisory Panel for the Third International Math and Science Study-Replication.

Dennis Stevenson, chairman of Pearson, said: "Susan has a lifelong commitment to education and is among the leading educational experts in the US. With these credentials, and her record of success at some highly respected institutions, she will be a terrific addition to our board."

Professor Fuhrman will stand for reappointment to the Pearson board at Pearson's next AGM on 29 April 2005.

For further information:

Charlotte Elston                     Pearson                   + 44 20 7010 2310



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 28 July 2004

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary